Exhibit 99.2
2018 SECOND QUARTER RESULTS

CNH Industrial reported 2018 second quarter consolidated revenues up 15% to
$8.0 billion, with net income up 73% to $408 million, or $0.29 per share.
Net industrial debt(3)(4) decreased by 33% to $1.3 billion

Financial results presented under U.S. GAAP(1)(2)

•  Industrial Activities net sales increased 16% (up 13% on a constant currency basis) primarily driven by double-digit improvements in the Agricultural and Construction Equipment segments

•  Adjusted EBIT(3)(4) of Industrial Activities increased 44% to $571 million, with a 7.5% margin (up 1.4 percentage points). Adjusted EBITDA(3)(4) of Industrial Activities at $843 million, with an 11.1% margin

•  Adjusted net income(3)(4) was $397 million (a $142 million increase, or up 56%, compared to the second quarter of 2017), with adjusted diluted EPS(3)(4) of $0.28 (up $0.10 per share)

•  Net industrial debt was $1.3 billion at June 30, 2018, $0.6 billion lower than at March 31, 2018, as a result of a strong operating cash generation in the quarter (up 58% compared to the second quarter of 2017)

•  Full year guidance updated as follows: net sales of Industrial Activities unchanged at approximately $28 billion, adjusted diluted EPS increased to between $0.67 and $0.71 per share. Net industrial debt guidance improved to between $0.7 billion and $0.9 billion

CNH INDUSTRIAL

Summary of Results ($ million except EPS)

Six Months ended June 30,				Three Months ended June 30,
2018	2017	Change		2018	2017	Change
14,818	12,788	15.9%	Consolidated revenues	8,045	7,003	14.9%
610	282	328	Net income	408	236	172
601	310	291	Adjusted net income	397	255	142
0.43	0.20	0.23	Basic EPS ($)	0.29	0.17	0.12
0.43	0.20	0.23	Diluted EPS ($)	0.29	0.17	0.12
0.43	0.22	0.21	Adjusted diluted EPS ($)	0.28	0.18	0.10

London (UK) – (July 26, 2018) CNH Industrial N.V. (NYSE:CNHI / MI:CNHI) today announced consolidated revenues of $8,045 million for the second quarter of 2018, up 15% compared to the second quarter of 2017. Net sales of Industrial Activities were $7,579 million in the second quarter of 2018, up 16% compared to the second quarter of 2017. Net income of $408 million for the second quarter of 2018 included a pre-tax gain of $20 million ($15 million net of tax impact) as a result of the amortization over approximately 4.5 years of the $527 million positive impact from the modification of a healthcare plan following the favorable judgment issued by the United States Supreme Court, as previously announced by the Company on April 16, 2018.

(1)   CNH Industrial reports quarterly and annual consolidated financial results under U.S. GAAP and EU-IFRS. The tables and discussion related to the financial results of the Company and its segments shown in this press release are prepared in accordance with U.S. GAAP. Financial results under EU-IFRS are shown in specific tables at the end of this press release.

(2)   On January 1, 2018, the Company adopted, on a retrospective basis, updated FASB accounting standards for revenue recognition (ASC 606), retirement benefits accounting (ASU 2017-07) and cash flow presentation (ASU 2016-18) and began using Adjusted EBIT and Adjusted EBITDA. Please refer to “About this Press Release” section of this press release for additional information.

(3)   This item is a non-GAAP financial measure. Refer to the “About this Press Release” and “Non-GAAP Financial Information” sections of this press release for information regarding non-GAAP financial measures.

(4)   Refer to the specific table in the “Other Supplemental Financial Information” section of this press release for the reconciliation between the non-GAAP financial measure and the most comparable GAAP financial measure.

CNH Industrial N.V. Corporate Office: 25 St. James’s Street London, SW1A 1HA United Kingdom

2018 SECOND QUARTER RESULTS

Adjusted net income was $397 million for the second quarter of 2018 compared to $255 million in the second quarter of 2017, with an adjusted diluted EPS of $0.28 ($0.18 in the second quarter of 2017).

Adjusted EBIT of Industrial Activities was $571 million in the second quarter of 2018, an increase of $175 million (or up 44%) compared to the second quarter of 2017. Adjusted EBIT margin increased 1.4 percentage points (“p.p.”) to 7.5%.

Adjusted EBITDA of Industrial Activities was up 30% to $843 million for the second quarter of 2018 compared to $650 million in the second quarter of 2017, with an adjusted EBITDA margin of 11.1%, up 1.1 p.p. compared to the second quarter of 2017.

Income taxes were $118 million in the second quarter of 2018 ($110 million in the second quarter of 2017). Adjusted income taxes(1)(2) for the second quarter of 2018 were $114 million ($120 million in the second quarter of 2017). The adjusted effective tax rate (adjusted ETR)(1)(2) of 23% (34% in the second quarter of 2017) improved as a result of a favorable geographic mix of earnings, and the lower U.S. tax rate. Full year 2018 adjusted ETR now expected to be approximately 28%.

Net industrial debt of $1.3 billion at June 30, 2018 decreased by $0.6 billion from March 31, 2018 as a result of a strong cash generation from operations in the quarter. Total debt of $24.4 billion at June 30, 2018 was down $0.3 billion compared to March 31, 2018. At June 30, 2018, available liquidity(1)(2) was $8.4 billion, up $0.7 billion compared to March 31, 2018.

On April 27, 2018, Moody’s Investors Service (“Moody’s”) affirmed the Ba1 corporate family rating of CNH Industrial N.V. and the Ba1 senior unsecured rating of CNH Industrial Capital LLC, raising the outlook to positive from stable for both companies. At the same time, Moody’s upgraded the ratings of the senior unsecured debt of CNH Industrial N.V. and CNH Industrial Finance Europe S.A. to Ba1 from Ba2.

Segment Results

CNH INDUSTRIAL

Revenues by Segment ($ million)

Six Months ended June 30,					Three Months ended June 30,
2018	2017	% change	% change excl. FX(1)		2018	2017	% change	% change excl. FX(1)
5,891	5,006	17.7	15.0	Agricultural Equipment	3,312	2,766	19.7	18.3
1,481	1,152	28.6	26.3	Construction Equipment	799	650	22.9	22.3
5,384	4,723	14.0	5.4	Commercial Vehicles	2,889	2,598	11.2	5.9
2,404	2,137	12.5	3.2	Powertrain	1,218	1,136	7.2	1.4
(1,281)	(1,203)	—	—	Eliminations and other	(639)	(625)	—	—
13,879	11,815	17.5	11.8	Total Industrial Activities	7,579	6,525	16.2	12.8
1,000	1,014	-1.4	-2.1	Financial Services	498	502	-0.8	—
(61)	(41)	—	—	Eliminations and other	(32)	(24)	—	—
14,818	12,788	15.9	10.7	Total	8,045	7,003	14.9	11.9

(1)	“Change excl. FX” or “constant currency” is a non-GAAP financial measure. Refer to the “About this Press Release” and “Non-GAAP Financial Information” sections of this press release for information regarding non-GAAP financial measures.

(1)	This item is a non-GAAP financial measure. Refer to the “About this Press Release” and “Non-GAAP Financial Information” sections of this press release for information regarding non-GAAP financial measures.
(2)	Refer to the specific table in the “Other Supplemental Financial Information” section of this press release for the reconciliation between the non-GAAP financial measure and the most comparable GAAP financial measure.

2018 SECOND QUARTER RESULTS

CNH INDUSTRIAL

Adjusted EBIT by Segment ($ million)

Six Months ended June 30,						Three Months ended June 30,
2018	2017	$change	2018 adjusted EBIT margin	2017 adjusted EBIT margin		2018	2017	$ change	2018 adjusted EBIT margin	2017 adjusted EBIT margin
582	376	206	9.9%	7.5%	Agricultural Equipment	396	261	135	12.0%	9.4%
33	(24)	57	2.2%	(2.1)%	Construction Equipment	33	7	26	4.1%	1.1%
141	89	52	2.6%	1.9%	Commercial Vehicles	92	72	20	3.2%	2.8%
203	171	32	8.4%	8.0%	Powertrain	108	97	11	8.9%	8.5%
(127)	(75)	-52	—	—	Unallocated items, eliminations and other	(58)	(41)	-17	—	—

832	537	295	6.0%	4.5%	Total Industrial Activities	571	396	175	7.5%	6.1%

284	255	29	28.4%	25.1%	Financial Services	141	129	12	28.3%	25.7%
—	—	—	—	—	Eliminations and other	—	—	—	—	—

1,116	792	324	7.5%	6.2%	Total	712	525	187	8.9%	7.5%

CNH INDUSTRIAL Adjusted EBITDA by Segment ($ million)

Six Months ended June 30,						Three Months ended June 30,
2018	2017	$ change	2018 adjusted EBITDA margin	2017 adjusted EBITDA margin		2018	2017	$ change	2018 adjusted EBITDA margin	2017 adjusted EBITDA margin
737	531	206	12.5%	10.6%	Agricultural Equipment	472	337	135	14.3%	12.2%
64	8	56	4.3%	0.7%	Construction Equipment	48	23	25	6.0%	3.5%
445	345	100	8.3%	7.3%	Commercial Vehicles	239	203	36	8.3%	7.8%
270	232	38	11.2%	10.9%	Powertrain	141	128	13	11.6%	11.3%
(126)	(75)	-51	—	—	Unallocated items, eliminations and other	(57)	(41)	-16	—	—

1,390	1,041	349	10.0%	8.8%	Total Industrial Activities	843	650	193	11.1%	10.0%

413	385	28	41.3%	38.0%	Financial Services	203	193	10	40.8%	38.4%
—	—	—	—	—	Eliminations and other	—	—	—	—	—

1,803	1,426	377	12.2%	11.2%	Total	1,046	843	203	13.0%	12.0%

Agricultural Equipment’s net sales increased 20% in the second quarter of 2018 compared to the second quarter of 2017 (up 18% on a constant currency basis). A favorable end-user demand environment, with NAFTA row crop industry demand up 9% in high horsepower tractors and 26% in combine harvesters, combined with increased sales from Company inventory, led to the segment’s strong retail performance (up 16% year-over-year). Price realization was favorable across all regions.

Adjusted EBIT was $396 million in the second quarter of 2018, a $135 million increase compared to the second quarter of 2017. Adjusted EBIT margin increased 2.6 p.p. to 12.0% compared to the second quarter of 2017. Half of the increase was due to favorable volume and mix, primarily in NAFTA and EMEA, while the remaining increase was due to sustained net price realization across all regions, including the expected reduction in interest compensation to Financial Services as a result of the achievement of an investment grade rating. The anticipated increase in raw material costs was offset by manufacturing efficiencies. Product development spending, related primarily to precision farming and compliance with Stage V emissions requirements, increased 10%.

2018 SECOND QUARTER RESULTS

Construction Equipment’s net sales increased 23% in the second quarter of 2018 compared to the second quarter of 2017 (up 22% on a constant currency basis), as a result of a favorable end-user industry demand environment, up 20% in light equipment and 34% in heavy equipment year-over-year.

Adjusted EBIT was $33 million in the second quarter of 2018, a $26 million increase compared to the second quarter of 2017, with an adjusted EBIT margin increase of 3.0 p.p. to 4.1%, as a result of higher volume, favorable product mix, and positive net price realization, more than offsetting raw material cost increase. In the quarter, production levels were 12% above retail demand, in line with the order book, which is up approximately 15% compared to the prior year period.

Commercial Vehicles’ net sales increased 11% in the second quarter of 2018 compared to the second quarter of 2017 (up 6% on a constant currency basis), as a result of a favorable product mix and positive pricing primarily in EMEA and LATAM. Total deliveries were flat year-over-year, as increased volumes in light commercial vehicles (as a result of favorable end-user demand in EMEA and Brazil) and in buses in EMEA and LATAM were offset by the impact of re-focusing the heavy vehicle sales to a more profitable product portfolio, including alternative propulsion vehicles.

Adjusted EBIT was $92 million for the second quarter of 2018, an increase of $20 million compared to the second quarter of 2017, with an adjusted EBIT margin of 3.2% (up 0.4 p.p. compared to the second quarter of 2017). The increase was the result of a favorable volume and mix performance primarily in buses, and positive net price realization in EMEA and LATAM in trucks, partially offset by a 24% increase in research and development spending primarily related to initiatives aimed at enhancing product competitiveness and fuel efficiency.

Powertrain’s net sales increased 7% in the second quarter of 2018 compared to the second quarter of 2017 (up 1% on a constant currency basis). Sales to external customers accounted for 49% of total net sales (47% in the second quarter of 2017).

Adjusted EBIT was $108 million for the second quarter of 2018, an $11 million increase compared to the second quarter of 2017, with an adjusted EBIT margin of 8.9% (up 0.4 p.p. compared to the second quarter of 2017). The increase was due to a favorable product mix and manufacturing efficiencies, partially offset by increased selling, general and administrative expenses and product development spending.

Financial Services’ revenues totaled $498 million in the second quarter of 2018, a decrease of 1% compared to the second quarter of 2017 (flat on a constant currency basis), primarily due to a lower average portfolio balance in NAFTA.

In the second quarter of 2018, retail loan originations (including unconsolidated joint ventures) were $2.6 billion, relatively flat compared to the second quarter of 2017. The managed portfolio (including unconsolidated joint ventures) was $25.9 billion as of June 30, 2018 (of which retail was 61% and wholesale 39%), up $0.3 billion compared to June 30, 2017. Excluding the impact of currency translation, the managed portfolio increased $0.8 billion compared to the same period in 2017.

Net income was $102 million in the second quarter of 2018, an increase of $15 million compared to the second quarter of 2017, primarily due to stronger performances in NAFTA, EMEA and LATAM.

2018 SECOND QUARTER RESULTS

2018 Outlook(1)

As a result of the sustained profitability improvement in the second quarter of 2018, CNH Industrial is updating its guidance for the full year 2018 as follows:

•	Net sales of Industrial Activities unchanged at approximately $28 billion;

•	Adjusted diluted EPS(2) increased to between $0.67 and $0.71 per share;

•	Net industrial debt at the end of 2018 improved to between $0.7 billion and $0.9 billion.

(1)	2018 guidance does not include any impacts deriving from the gain resulting from the modification of the healthcare plan in the U.S. previously mentioned and anticipated on April 16, 2018, as this gain has been considered non-recurring and therefore treated as an adjusting item for the purpose of the adjusted diluted EPS calculation. In addition, 2018 guidance does not include any impacts deriving from possible further repurchases of Company’s shares under the plan authorized by the AGM on April 13, 2018.
(2)	Outlook is not provided on diluted EPS, the most comparable GAAP financial measure of this non-GAAP financial measure, as the income or expense excluded from the calculation of adjusted diluted EPS and instead included in the calculation of diluted EPS are, by definition, not predictable and uncertain.

2018 SECOND QUARTER RESULTS

About CNH Industrial

CNH Industrial N.V. (NYSE: CNHI /MI: CNHI) is a global leader in the capital goods sector with established industrial experience, a wide range of products and a worldwide presence. Each of the individual brands belonging to the Company is a major international force in its specific industrial sector: Case IH, New Holland Agriculture and STEYR for tractors and agricultural machinery; CASE and New Holland Construction for earth moving equipment; IVECO for commercial vehicles; IVECO BUS and Heuliez Bus for buses and coaches; IVECO ASTRA for quarry and construction vehicles; Magirus for firefighting vehicles; Iveco Defence Vehicles for defence and civil protection; and FPT Industrial for engines and transmissions. More information can be found on the corporate website: www.cnhindustrial.com

About this Press Release

On January 1, 2018, the Company adopted, on a retrospective basis, updated FASB accounting standards for revenue recognition (ASC 606), retirement benefits accounting (ASU 2017-07) and cash flow presentation (ASU 2016-18). 2017 figures presented in this press release have been recast to reflect the adoption of such updated accounting standards.

Furthermore, concurrently with the change in accounting standards, the Company reviewed the metrics on which the operating segments will be assessed. Effective January 1, 2018, the Chief Operating Decision Maker began to assess segment performance and make decisions about resource allocation based upon Adjusted EBIT and Adjusted EBITDA.

As such, we have introduced Adjusted EBIT and Adjusted EBITDA as new non-GAAP measures in our earnings releases this year. These measures replaced our previous Operating Profit non-GAAP measure. The Company believes Adjusted EBIT and Adjusted EBITDA more fully reflect segment and consolidated profitability. See “Non-GAAP Financial Information” for information about these measures, including how CNH Industrial calculates them.

On April 16, 2018, the Company published a presentation and a webcast to summarize the key impacts on its prior periods’ consolidated financial statements deriving from the adoption of the new accounting standards, as well as the introduction of the new metrics Adjusted EBIT and Adjusted EBITDA.

Additional Information

Today, at 3:30 p.m. CEST / 2:30 p.m. BST / 9:30 a.m. EDT, management will hold a conference call to present 2018 second quarter and first half results to financial analysts and institutional investors. The call can be followed live online at: http://bit.ly/CNH_Industrial_Q2_2018 and a recording will be available later on the Company’s website (www.cnhindustrial.com). A presentation will be made available on the CNH Industrial website prior to the call.

Non-GAAP Financial Information

CNH Industrial monitors its operations through the use of several non-GAAP financial measures. CNH Industrial’s management believes that these non-GAAP financial measures provide useful and relevant information regarding its results and allow management and investors to assess CNH Industrial’s and our segments’ operating trends, financial performance and financial position. Management uses these non-GAAP measures to identify operational trends, as well as make decisions regarding future spending, resource allocations and other operational decisions as they provide additional transparency with respect to our and our business segments’ core operations. These non-GAAP financial measures have no standardized meaning presented in U.S. GAAP or EU-IFRS and are unlikely to be comparable to other similarly titled measures used by other companies due to potential differences between the companies in calculations. As a result, the use of these non-GAAP measures has limitations and they should not be considered as substitutes for measures of financial performance and financial position as prepared in accordance with U.S. GAAP and/or EU-IFRS.

CNH Industrial non-GAAP financial measures are defined as follows:

•	Adjusted EBIT under U.S. GAAP: is defined as net income (loss) before income taxes, interest expenses of Industrial Activities, net, restructuring expenses, the finance and non-service component of pension and other post-employment benefit costs, foreign exchange gains/(losses), and certain non-recurring items. In particular, non-recurring items are specifically disclosed items that management considers rare or discrete events that are infrequent in nature and not reflective of on-going operational activities.

2018 SECOND QUARTER RESULTS

•	Adjusted EBITDA under U.S. GAAP: is defined as Adjusted EBIT plus depreciation and amortization (including on assets sold under operating leases and assets sold under buy-back commitments).

•	Adjusted EBIT under EU-IFRS: is defined as profit/(loss) before taxes, financial income/(expense) of Industrial Activities, restructuring costs, and certain non-recurring items.

•	Adjusted EBITDA under EU-IFRS: is defined as Adjusted EBIT plus depreciation and amortization (including on assets sold under operating leases and assets sold under buy-back commitments).

•	Adjusted Net Income (Loss): is defined as net income (loss), less restructuring charges and non-recurring items, after tax.

•	Adjusted Diluted EPS: is computed by dividing Adjusted Net Income (loss) attributable to CNH Industrial N.V. by a weighted-average number of common shares outstanding during the period that takes into consideration potential common shares outstanding deriving from the CNH Industrial share-based payment awards, when inclusion is not anti-dilutive. When we provide guidance for adjusted diluted EPS, we do not provide guidance on an earnings per share basis because the GAAP measure will include potentially significant items that have not yet occurred and are difficult to predict with reasonable certainty prior to year-end.

•	Adjusted Income Taxes: is defined as income taxes less the tax effect of restructuring expenses and non-recurring items and non-recurring tax charges.

•	Adjusted Effective Tax Rate (Adjusted ETR): is computed by dividing a) adjusted income taxes by b) income (loss) before income taxes and equity in income of unconsolidated subsidiaries and affiliates, less restructuring expenses and non-recurring items.

•	Net Debt and Net Debt of Industrial Activities (or Net Industrial Debt): Net Debt is defined as total debt less intersegment notes receivable, cash and cash equivalents, restricted cash and derivative hedging debt. CNH Industrial provides the reconciliation of Net Debt to Total Debt, which is the most directly comparable measure included in the consolidated balance sheets. Due to different sources of cash flows used for the repayment of the debt between Industrial Activities and Financial Services (by cash from operations for Industrial Activities and by collection of financing receivables for Financial Services), management separately evaluates the cash flow performance of Industrial Activities using Net Debt of Industrial Activities.

•	Available Liquidity: is defined as cash and cash equivalents plus restricted cash and undrawn committed facilities.

•	Change excl. FX or Constant Currency: CNH Industrial discusses the fluctuations in revenues on a constant currency basis by applying the prior year average exchange rates to current year’s revenues expressed in local currency in order to eliminate the impact of foreign exchange rate fluctuations.

The tables attached to this press release provide reconciliations of the non-GAAP measures used in this press release to the most directly comparable GAAP measures.

Forward-looking statements

All statements other than statements of historical fact contained in this earning release including statements regarding our competitive strengths; business strategy; future financial position or operating results; budgets; projections with respect to revenue, income, earnings (or loss) per share, capital expenditures, dividends, capital structure or other financial items; costs; and plans and objectives of management regarding operations and products, are forward-looking statements. These statements may include terminology such as “may”, “will”, “expect”, “could”, “should”, “intend”, “estimate”, “anticipate”, “believe”, “outlook”, “continue”, “remain”, “on track”, “design”, “target”, “objective”, “goal”, “forecast”, “projection”, “prospects”, “plan”, or similar terminology. Forward-looking statements are not guarantees of future performance. Rather, they are based on current views and assumptions and involve known and unknown risks, uncertainties and other factors, many of which are outside our control and are difficult to predict. If any of these risks and uncertainties materialize or other assumptions underlying any of the forward-looking statements prove to be incorrect, the actual results or developments may differ materially from any future results or developments expressed or implied by the forward-looking statements. Factors, risks and uncertainties that could cause actual results to differ materially from those contemplated by the forward-looking statements include, among others: the many interrelated factors that affect consumer confidence and worldwide demand for capital goods and capital goods-related products; general economic conditions in each of our markets; changes in government policies regarding banking, monetary and fiscal policies; legislation, particularly relating to capital goods-related issues such as agriculture, the environment, debt relief and subsidy program policies, trade and commerce and infrastructure development; government policies on international trade and investment, including sanctions, import quotas, capital controls and tariffs; actions of competitors in the various industries in which we compete; development and use of new technologies and technological difficulties; the interpretation of, or adoption of new, compliance requirements with respect to engine emissions,

2018 SECOND QUARTER RESULTS

safety or other aspects of our products; production difficulties, including capacity and supply constraints and excess inventory levels; labor relations; interest rates and currency exchange rates; inflation and deflation; energy prices; prices for agricultural commodities; housing starts and other construction activity; our ability to obtain financing or to refinance existing debt; a decline in the price of used vehicles; the resolution of pending litigation and investigations on a wide range of topics, including dealer and supplier litigation, follow-on private litigation in various jurisdictions after the settlement of the EU antitrust investigation announced on July 19, 2016, intellectual property rights disputes, product warranty and defective product claims, and emissions and/or fuel economy regulatory and contractual issues; our pension plans and other post-employment obligations; political and civil unrest; volatility and deterioration of capital and financial markets, including possible effects of “Brexit”, terror attacks in Europe and elsewhere, and other similar risks and uncertainties and our success in managing the risks involved in the foregoing. Further information concerning factors, risks, and uncertainties that could materially affect the Company’s financial results is included in our annual report on Form 20-F for the year ended December 31, 2017, prepared in accordance with U.S. GAAP, and in the Company’s EU Annual Report at December 31, 2017, prepared in accordance with EU-IFRS. Investors should refer to and consider the incorporated information on risks, factors, and uncertainties in addition to the information presented here.

Forward-looking statements are based upon assumptions relating to the factors described in this earnings release, which are sometimes based upon estimates and data received from third parties. Such estimates and data are often revised. Our actual results could differ materially from those anticipated in such forward-looking statements. Forward-looking statements speak only as of the date on which such statements are made, and we undertake no obligation to update or revise publicly our forward-looking statements. Further information concerning CNH Industrial and its businesses, including factors that potentially could materially affect CNH Industrial’s financial results, is included in CNH Industrial’s reports and filings with the U.S. Securities and Exchange Commission (“SEC”), the Autoriteit Financiële Markten (“AFM”) and Commissione Nazionale per le Società e la Borsa (“CONSOB”).

All future written and oral forward-looking statements by CNH Industrial or persons acting on the behalf of CNH Industrial are expressly qualified in their entirety by the cautionary statements contained herein or referred to above.

Contacts

Media Inquiries	Investor Relations

United Kingdom	United Kingdom

Richard Gadeselli	Federico Donati
Tel: +44 207 7660 346	Tel: +44 207 7660 386

Laura Overall	United States
Tel: +44 207 7660 338
Noah Weiss
Tel: +1 630 887 3745
E-mail: mediarelations@cnhind.com www.cnhindustrial.com

CNH INDUSTRIAL N.V.

Condensed Consolidated Statements of Operations

For The Three and Six Months Ended June 30, 2018 and 2017

(Unaudited)

(U.S. GAAP)

	Three Months Ended June 30,		Six Months Ended June 30,
($ million)	2018	2017(*)	2018	2017(*)
Revenues
Net sales	7,579	6,525	13,879	11,815
Finance, interest and other income	466	478	939	973

TOTAL REVENUES	8,045	7,003	14,818	12,788

Costs and Expenses
Cost of goods sold	6,188	5,393	11,444	9,875
Selling, general and administrative expenses	593	571	1,183	1,110
Research and development expenses	262	228	489	419
Restructuring expenses	5	12	8	24
Interest expense(1)	192	233	392	452
Other, net(2)	302	247	553	510

TOTAL COSTS AND EXPENSES	7,542	6,684	14,069	12,390

INCOME BEFORE INCOME TAXES AND EQUITY IN INCOME OF UNCONSOLIDATED SUBSIDIARIES AND AFFILIATES	503	319	749	398

Income tax (expense)	(118)	(110)	(181)	(161)
Equity in income of unconsolidated subsidiaries and affiliates	23	27	42	45

NET INCOME	408	236	610	282
Net income attributable to noncontrolling interests	12	5	18	8

NET INCOME ATTRIBUTABLE TO CNH INDUSTRIAL N.V.	396	231	592	274

(in $)
Earnings per share attributable to common shareholders
Basic	0.29	0.17	0.43	0.20
Diluted	0.29	0.17	0.43	0.20
Cash dividends declared per common share	0.173	0.118	0.173	0.118

Notes:

(*)	2017 figures have been recast following the retrospective adoption, on January 1, 2018, of the updated accounting standards for revenue recognition (ASC 606) and retirement benefits accounting (ASU 2017-07).
(1)	In the three and six months ended June 30, 2017, Interest expense included the charge of $17 million related to the early redemption of all outstanding Case New Holland Industrial Inc. 7 7⁄8% Senior Notes due 2017.
(2)	In the three and six months ended June 30, 2018, Other, net includes the pre-tax gain of $20 million related to the modification of a healthcare plan in the U.S.

These Condensed Consolidated Statements of Operations should be read in conjunction with the Company’s Audited Consolidated Financial Statements and Notes for the Year Ended December 31, 2017 included in the Annual Report on Form 20-F. These Condensed Consolidated Statements of Operations represent the consolidation of all CNH Industrial N.V. subsidiaries.

CNH INDUSTRIAL N.V.

Condensed Consolidated Balance Sheets

As of June 30, 2018 and December 31, 2017

(Unaudited)

(U.S. GAAP)

($ million)	June 30, 2018	December 31, 2017(*)
ASSETS
Cash and cash equivalents	4,560	5,430
Restricted cash	657	770
Trade receivables, net	548	496
Financing receivables, net	18,957	19,795
Inventories, net	7,131	6,452
Property, plant and equipment, net	6,254	6,831
Investments in unconsolidated subsidiaries and affiliates	537	561
Equipment under operating leases	1,744	1,845
Goodwill	2,460	2,472
Other intangible assets, net	762	792
Deferred tax assets(1)	748	852
Derivative assets	113	77
Other assets	1,892	1,925

TOTAL ASSETS	46,363	48,298

LIABILITIES AND EQUITY
Debt	24,353	25,895
Trade payables	6,300	6,060
Deferred tax liabilities	97	94
Pension, postretirement and other postemployment benefits(1)	1,627	2,300
Derivative liabilities	126	98
Other liabilities	9,254	9,594

Total Liabilities	41,757	44,041

Redeemable noncontrolling interest	27	25

Equity(1)	4,579	4,232

TOTAL LIABILITIES AND EQUITY	46,363	48,298

Notes:

(*)	2017 figures have been recast following the retrospective adoption, on January 1, 2018, of the updated accounting standard for revenue recognition (ASC 606).
(1)	In the three months ended June 30, 2018, the liability for Pension, postretirement and other postemployment benefits decreased by $527 million as a result of the modification of a healthcare plan in the U.S., with a corresponding reduction of $128 million in Deferred tax assets. As a consequence Equity increased by $399 million.

These Condensed Consolidated Balance Sheets should be read in conjunction with the Company’s Audited Consolidated Financial Statements and Notes for the Year Ended December 31, 2017 included in the Annual Report on Form 20-F. These Condensed Consolidated Balance Sheets represent the consolidation of all CNH Industrial N.V. subsidiaries.

CNH INDUSTRIAL N.V.

Condensed Consolidated Statements of Cash Flows

For The Six Months Ended June 30, 2018 and 2017

(Unaudited)

(U.S. GAAP)

($ million)	Six Months Ended June 30,
	2018	2017(*)
Operating activities:
Net income	610	282
Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities:
Depreciation and amortization expense, net of assets under operating leases and assets sold under buy-back commitments	364	354
Depreciation and amortization expense of assets under operating leases and assets sold under buy-back commitments	323	280
Loss from disposal of assets	—	1
Loss on repurchase/early redemption of notes	—	17
Undistributed income (loss) of unconsolidated subsidiaries	4	(10)
Other non-cash items	110	78
Changes in operating assets and liabilities:
Provisions	(56)	32
Deferred income taxes	(78)	(86)
Trade and financing receivables related to sales, net	(229)	(291)
Inventories, net	(765)	(660)
Trade payables	586	617
Other assets and liabilities	(142)	30

NET CASH PROVIDED BY OPERATING ACTIVITIES	727	644

Investing activities:
Additions to retail receivables	(1,999)	(1,806)
Collections of retail receivables	2,151	2,190
Proceeds from the sale of assets, net of assets under operating leases and assets sold under buy-back commitments	1	2
Expenditures for property, plant and equipment and intangible assets, net of assets under operating leases and assets sold under buy-back commitments	(161)	(165)
Expenditures for assets under operating leases and assets sold under buy-back commitments	(591)	(850)
Other	209	(16)

NET CASH USED IN INVESTING ACTIVITIES	(390)	(645)

Financing activities:
Net increase (decrease) in debt	(724)	(619)
Dividends paid	(238)	(165)
Other	(134)	(5)

NET CASH USED IN FINANCING ACTIVITIES	(1,096)	(789)
Effect of foreign exchange rate changes on cash and cash equivalents	(224)	227

DECREASE IN CASH AND CASH EQUIVALENTS	(983)	(563)

CASH AND CASH EQUIVALENTS, BEGINNING OF YEAR	6,200	5,854

CASH AND CASH EQUIVALENTS, END OF PERIOD	5,217	5,291

Notes:

(*)	2017 figures have been recast following the retrospective adoption, on January 1, 2018, of the updated accounting standards for revenue recognition (ASC 606) and cash flow presentation (ASU 2016-18).

These Condensed Consolidated Statements of Cash Flows should be read in conjunction with the Company’s Audited Consolidated Financial Statements and Notes for the Year Ended December 31, 2017 included in the Annual Report on Form 20-F. These Condensed Consolidated Statements of Cash Flows represent the consolidation of all CNH Industrial N.V. subsidiaries.

CNH INDUSTRIAL N.V.

Supplemental Statements of Operations

For The Three and Six Months Ended June 30, 2018 and 2017

(Unaudited)

(U.S. GAAP)

	Industrial Activities				Financial Services
	Three Months Ended June 30,		Six Months Ended June 30,		Three Months Ended June 30,		Six Months Ended June 30,
($ million)	2018	2017(*)	2018	2017(*)	2018	2017(*)	2018	2017(*)
Revenues
Net sales	7,579	6,525	13,879	11,815	—	—	—	—
Finance, interest and other income	23	29	50	65	498	502	1,000	1,014

TOTAL REVENUES	7,602	6,554	13,929	11,880	498	502	1,000	1,014

Costs and Expenses
Cost of goods sold	6,188	5,393	11,444	9,875	—	—	—	—
Selling, general and administrative expenses	545	515	1,072	989	48	56	111	121
Research and development expenses	262	228	489	419	—	—	—	—
Restructuring expenses	5	11	8	22	—	1	—	2
Interest expense	111	150	231	289	136	137	272	268
Other, net	124	59	204	128	178	187	349	383

TOTAL COSTS AND EXPENSES	7,235	6,356	13,448	11,722	362	381	732	774

INCOME BEFORE INCOME TAXES AND EQUITY IN INCOME OF UNCONSOLIDATED SUBSIDIARIES AND AFFILIATES	367	198	481	158	136	121	268	240

Income tax (expense)	(79)	(69)	(102)	(82)	(39)	(41)	(79)	(79)
Equity in income of unconsolidated subsidiaries and affiliates	18	20	26	32	5	7	16	13
Results from intersegment investments	102	87	205	174	—	—	—	—

NET INCOME	408	236	610	282	102	87	205	174

Notes:

(*)	2017 figures have been recast following the retrospective adoption, on January 1, 2018, of the updated accounting standards for revenue recognition (ASC 606) and retirement benefits accounting (ASU 2017-07).

These Supplemental Statements of Operations are presented for informational purposes. The supplemental Industrial Activities data in these statements (with Financial Services on the equity basis) include CNH Industrial N.V.’s Agricultural Equipment, Construction Equipment, Commercial Vehicles and Powertrain segments, as well as Corporate functions. The supplemental Financial Services data in these statements refer to CNH Industrial N.V.’s Financial Services segment. Transactions between Industrial Activities and Financial Services have been eliminated to arrive at the consolidated financial statements.

CNH INDUSTRIAL N.V.

Supplemental Balance Sheets

As of June 30, 2018 and December 31, 2017

(Unaudited)

(U.S. GAAP)

	Industrial Activities		Financial Services
($ million)	June 30, 2018	December 31, 2017(*)	June 30, 2018	December 31, 2017(*)
ASSETS
Cash and cash equivalents	4,026	4,901	534	529
Restricted cash	—	—	657	770
Trade receivables	543	490	38	53
Financing receivables	1,739	1,718	20,441	20,699
Inventories, net	6,924	6,236	207	216
Property, plant and equipment, net	6,253	6,829	1	2
Investments in unconsolidated subsidiaries and affiliates	3,171	3,173	208	205
Equipment under operating leases	38	35	1,706	1,810
Goodwill	2,306	2,316	154	156
Other intangible assets, net	749	779	13	13
Deferred tax assets	755	869	186	198
Derivative assets	111	73	13	14
Other assets	1,742	1,742	320	358

TOTAL ASSETS	28,357	29,161	24,478	25,023

LIABILITIES AND EQUITY
Debt	6,983	7,443	20,593	21,075
Trade payables	6,191	5,936	150	193
Deferred tax liabilities	97	94	192	215
Pension, postretirement and other postemployment benefits	1,599	2,280	28	20
Derivative liabilities	107	88	30	20
Other liabilities	8,774	9,063	645	686

Total Liabilities	23,751	24,904	21,638	22,209

Redeemable noncontrolling interest	27	25	—	—

Equity	4,579	4,232	2,840	2,814

TOTAL LIABILITIES AND EQUITY	28,357	29,161	24,478	25,023

Notes:

(*)	2017 figures have been recast following the retrospective adoption, on January 1, 2018, of the updated accounting standard for revenue recognition (ASC 606).

These Supplemental Balance Sheets are presented for informational purposes. The supplemental Industrial Activities data in these statements (with Financial Services on the equity basis) include CNH Industrial N.V.’s Agricultural Equipment, Construction Equipment, Commercial Vehicles and Powertrain segments, as well as Corporate functions. The supplemental Financial Services data in these statements refer to CNH Industrial N.V.’s Financial Services segment. Transactions between Industrial Activities and Financial Services have been eliminated to arrive at the consolidated financial statements.

CNH INDUSTRIAL N.V.

Supplemental Statements of Cash Flows

For The Six Months Ended June 30, 2018 and 2017

(Unaudited)

(U.S. GAAP)

	Industrial Activities		Financial Services
($ million)	Six Months Ended June 30,		Six Months Ended June 30,
	2018	2017(*)	2018	2017(*)
Operating activities:
Net income	610	282	205	174
Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities:
Depreciation and amortization expense, net of assets under operating leases and assets sold under buy-back commitments	361	352	3	2
Depreciation and amortization expense of assets under operating leases and assets sold under buy-back commitments	197	152	126	128
Loss from disposal of assets	—	1	—	—
Loss on repurchase/early redemption of notes	—	17	—	—
Undistributed income (loss) of unconsolidated subsidiaries	(94)	(2)	(16)	(13)
Other non-cash items	83	39	27	39
Changes in operating assets and liabilities:
Provisions	(52)	36	(4)	(4)
Deferred income taxes	(51)	(74)	(27)	(12)
Trade and financing receivables related to sales, net	(99)	(2)	(122)	(284)
Inventories, net	(988)	(909)	223	249
Trade payables	608	658	(31)	(45)
Other assets and liabilities	(182)	(28)	41	57

NET CASH PROVIDED BY OPERATING ACTIVITIES	393	522	425	291

Investing activities:
Additions to retail receivables	—	—	(1,999)	(1,806)
Collections of retail receivables	—	—	2,151	2,190
Proceeds from the sale of assets, net of assets sold under operating leases and assets sold under buy-back commitments	1	2	—	—
Expenditures for property, plant and equipment and intangible assets, net of assets under operating leases and assets sold under buy-back commitments	(158)	(165)	(3)	—
Expenditures for assets under operating leases and assets sold under buy-back commitments	(334)	(496)	(257)	(354)
Other	643	(133)	(473)	88

NET CASH PROVIDED BY (USED IN) INVESTING ACTIVITIES	152	(792)	(581)	118

Financing activities:
Net increase (decrease) in debt	(876)	(327)	152	(292)
Dividends paid	(238)	(165)	(91)	(169)
Other	(134)	(5)	39	29

NET CASH PROVIDED BY (USED IN) FINANCING ACTIVITIES	(1,248)	(497)	100	(432)

Effect of foreign exchange rate changes on cash and cash equivalents	(172)	209	(52)	18

DECREASE IN CASH AND CASH EQUIVALENTS	(875)	(558)	(108)	(5)

CASH AND CASH EQUIVALENTS, BEGINNING OF YEAR	4,901	4,649	1,299	1,205

CASH AND CASH EQUIVALENTS, END OF PERIOD	4,026	4,091	1,191	1,200

Notes:

(*)	2017 figures have been recast following the retrospective adoption, on January 1, 2018, of the updated accounting standards for revenue recognition (ASC 606) and cash flow presentation (ASU 2016-18).

These Supplemental Statements of Cash Flows are presented for informational purposes. The supplemental Industrial Activities data in these statements (with Financial Services on the equity basis) include CNH Industrial N.V.’s Agricultural Equipment, Construction Equipment, Commercial Vehicles and Powertrain segments, as well as Corporate functions. The supplemental Financial Services data in these statements refer to CNH Industrial N.V.’s Financial Services segment. Transactions between Industrial Activities and Financial Services have been eliminated to arrive at the consolidated financial statements.

CNH INDUSTRIAL N.V.

Other Supplemental Financial Information

(Unaudited)

CNH INDUSTRIAL

Reconciliation of Net Income to Adjusted EBIT and Adjusted EBITDA by segment under U.S. GAAP

($ million)

	Three Months ended June 30, 2018
	Agricultural Equipment	Construction Equipment	Commercial Vehicles	Powertrain	Unallocated items, eliminations and other	Total Industrial Activities	Financial Services	Total
Net income(1)						306	102	408
Add back:
Interest expenses of Industrial Activities, net of interest income and eliminations						88	—	88
Foreign exchange (gains) losses, net						97	—	97
Finance and non-service component of Pension and other post-employment benefit costs(2)						(4)	—	(4)
Income tax expense						79	39	118
Adjustments:
Restructuring expenses	1	—	3	1	—	5	—	5

Adjusted EBIT	396	33	92	108	(58)	571	141	712

Depreciation and Amortization	75	15	53	33	1	177	2	179
Depreciation of assets under operating leases and assets sold with buy-back commitments	1	—	94	—	—	95	60	155

Adjusted EBITDA	472	48	239	141	(57)	843	203	1,046

	Three Months ended June 30, 2017
	Agricultural Equipment	Construction Equipment	Commercial Vehicles	Powertrain	Unallocated items, eliminations and other	Total Industrial Activities	Financial Services	Total
Net income(1)						149	87	236
Add back:
Interest expenses of Industrial Activities, net of interest income and eliminations						121	—	121
Foreign exchange (gains) losses, net						24	—	24
Finance and non-service component of Pension and other post-employment benefit costs						22	—	22
Income tax expense						69	41	110
Adjustments:
Restructuring expenses	5	1	4	1	—	11	1	12

Adjusted EBIT	261	7	72	97	(41)	396	129	525

Depreciation and Amortization	76	16	53	31	—	176	1	177
Depreciation of assets under operating leases and assets sold with buy-back commitments	—	—	78	—	—	78	63	141

Adjusted EBITDA	337	23	203	128	(41)	650	193	843

(1)	For Industrial Activities, net income net of “Results from intersegment investments”.
(2)	This item includes the pre-tax gain of $20 million as a result of the amortization over approximately 4.5 years of the $527 million positive impact from the modification of a healthcare plan in the U.S.

CNH INDUSTRIAL N.V.

Other Supplemental Financial Information

(Unaudited)

CNH INDUSTRIAL

Reconciliation of Net Income to Adjusted EBIT and Adjusted EBITDA by segment under U.S. GAAP

($ million)

	Six Months ended June 30, 2018
	Agricultural Equipment	Construction Equipment	Commercial Vehicles	Powertrain	Unallocated items, eliminations and other	Total Industrial Activities	Financial Services	Total
Net income(1)						405	205	610
Add back:
Interest expenses of Industrial Activities, net of interest income and eliminations						181	—	181
Foreign exchange (gains) losses, net						122	—	122
Finance and non-service component of Pension and other post-employment benefit costs(2)						14	—	14
Income tax expense						102	79	181
Adjustments:
Restructuring expenses	1	—	6	1	—	8	—	8

Adjusted EBIT	582	33	141	203	(127)	832	284	1,116

Depreciation and Amortization	154	31	108	67	1	361	3	364
Depreciation of assets under operating leases and assets sold with buy-back commitments	1	—	196	—	—	197	126	323

Adjusted EBITDA	737	64	445	270	(126)	1,390	413	1,803

	Six Months ended June 30, 2017
	Agricultural Equipment	Construction Equipment	Commercial Vehicles	Powertrain	Unallocated items, eliminations and other	Total Industrial Activities	Financial Services	Total
Net income(1)						108	174	282
Add back:
Interest expenses of Industrial Activities, net of interest income and eliminations						224	—	224
Foreign exchange (gains) losses, net						56	—	56
Finance and non-service component of Pension and other post-employment benefit costs						45	—	45
Income tax expense						82	79	161
Adjustments:
Restructuring expenses	10	4	7	1	—	22	2	24

Adjusted EBIT	376	(24)	89	171	(75)	537	255	792

Depreciation and Amortization	155	32	104	61	—	352	2	354
Depreciation of assets under operating leases and assets sold with buy-back commitments	—	—	152	—	—	152	128	280

Adjusted EBITDA	531	8	345	232	(75)	1,041	385	1,426

(1)	For Industrial Activities, net income net of “Results from intersegment investments”.
(2)	This item includes the pre-tax gain of $20 million as a result of the amortization over approximately 4.5 years of the $527 million positive impact from the modification of a healthcare plan in the U.S.

CNH INDUSTRIAL N.V.

Other Supplemental Financial Information

(Unaudited)

CNH INDUSTRIAL

Reconciliation of Total Debt to Net debt under U.S. GAAP ($ million)

	Consolidated		Industrial Activities		Financial Activities
	June 30, 2018	December 31, 2017	June 30, 2018	December 31, 2017	June 30, 2018	December 31, 2017
Third party debt	24,353	25,895	5,436	6,461	18,917	19,434
Intersegment notes payable	—	—	1,547	982	1,676	1,641

Total Debt(1)	24,353	25,895	6,983	7,443	20,593	21,075

Less: Cash and cash equivalents	4,560	5,430	4,026	4,901	534	529
Restricted cash	657	770	—	—	657	770
Intersegment notes receivable	—	—	1,676	1,641	1,547	982
Derivatives hedging debt	(10)	(7)	(10)	(7)	—	—

Net debt (cash)(2)	19,146	19,702	1,291	908	17,855	18,794

(1)	Total Debt of Industrial Activities includes Intersegment notes payable to Financial Services of $1,547 million and $982 million as of June 30, 2018 and December 31, 2017, respectively. Total Debt of Financial Services includes Intersegment notes payable to Industrial Activities of $1,676 million and $1,641 million as of June 30, 2018 and December 31, 2017, respectively.
(2)	The net intersegment receivable/payable balance owed by Financial Services to Industrial Activities was $129 million and $659 million as of June 30, 2018 and December 31, 2017, respectively.

CNH INDUSTRIAL

Reconciliation of Cash and cash equivalents to Available liquidity under U.S. GAAP

($ million)

	June 30, 2018	March 31, 2018	December 31, 2017
Cash and cash equivalents	4,560	3,615	5,430
Restricted cash	657	773	770
Undrawn committed facilities	3,141	3,254	3,180

Available liquidity	8,358	7,642	9,380

CNH INDUSTRIAL

Change in Net industrial debt under U.S. GAAP ($ million)

Six Months ended June 30,			Three Months ended June 30,
2018	2017		2018	2017
(908)	(1,609)	Net industrial (debt)/cash at beginning of period	(1,923)	(2,170)
1,390	1,041	Adjusted EBITDA of Industrial Activities	843	650
(290)	(273)	Cash interest and taxes	(128)	(93)
(279)	(176)	Changes in provisions and similar(1)	(145)	(94)
(765)	(573)	Change in working capital	240	49

56	19	Operating cash flow	810	512

(158)	(165)	Investments in property, plant and equipment, and intangible assets(2)	(97)	(91)
(42)	36	Other changes	(32)	1

(144)	(110)	Net industrial cash flow	681	422

(372)	(170)	Capital increases and dividends(3)	(281)	(169)
133	(223)	Currency translation differences and other(4)	232	(195)

(383)	(503)	Change in Net industrial debt	632	58

(1,291)	(2,112)	Net industrial (debt)/cash at end of period	(1,291)	(2,112)

(1)	Including other cash flow items related to operating lease and buy-back activities.
(2)	Excluding assets sold under buy-back commitments and assets under operating leases.
(3)	Including share buy-back transactions.
(4)	In the three and six months ended June 30, 2017, this item also included the charge of $17 million related to the early redemption of all outstanding Case New Holland Industrial Inc. 7 7⁄8% Senior Notes due 2017.

CNH INDUSTRIAL N.V.

Other Supplemental Financial Information

(Unaudited)

CNH INDUSTRIAL

Reconciliation of Adjusted net income and Adjusted income tax (expense) to Net income and Income tax (expense) and calculation of Adjusted diluted EPS and Adjusted ETR under U.S.GAAP

($ million, except per share data)

Six Months ended June 30,			Three Months ended June 30,
2018	2017		2018	2017
610	282	Net income	408	236
(12)	41	Adjustments impacting Income before income tax (expense) and equity in income of unconsolidated subsidiaries and affiliates (a)	(15)	29
3	(13)	Adjustments impacting Income tax (expense) (b)	4	(10)

601	310	Adjusted net income	397	255

583	302	Adjusted net income attributable to CNH Industrial N.V.	385	250
1,364	1,366	Weighted average shares outstanding – diluted (million)	1,361	1,367
0.43	0.22	Adjusted diluted EPS ($)	0.28	0.18
749	398	Income before income tax (expense) and equity in income of unconsolidated subsidiaries and affiliates	503	319
(12)	41	Adjustments impacting Income before income tax (expense) and equity in income of unconsolidated subsidiaries and affiliates (a)	(15)	29

737	439	Adjusted income before income tax (expense) and equity in income of unconsolidated subsidiaries and affiliates (A)	488	348
(181)	(161)	Income tax (expense)	(118)	(110)
3	(13)	Adjustments impacting Income tax (expense) (b)	4	(10)

(178)	(174)	Adjusted income tax (expense) (B)	(114)	(120)

24%	40%	Adjusted Effective Tax Rate (Adjusted ETR) (C=B/A)	23%	34%
a)Adjustments impacting Income before income tax (expense) and equity in income of unconsolidated subsidiaries and affiliates
8	24	Restructuring expenses	5	12
—	17	Cost of repurchase/early redemption of notes	—	17
(20)	—	Pre-tax gain related to the modification of a healthcare plan in the U.S.	(20)	—

(12)	41	Total	(15)	29

b)Adjustments impacting Income tax (expense)
3	(13)	Tax effect of adjustments impacting Income before income tax (expense) and equity in income of unconsolidated subsidiaries and affiliates	4	(10)

3	(13)	Total	4	(10)

CNH INDUSTRIAL N.V.

Other Supplemental Financial Information

(Unaudited)

CNH INDUSTRIAL

Revenues by Segment under EU-IFRS ($ million)

Six Months ended June 30,				Three Months ended June 30,
2018	2017	% change		2018	2017	% change
5,891	5,006	17.7	Agricultural Equipment	3,312	2,766	19.7
1,481	1,152	28.6	Construction Equipment	799	650	22.9
5,384	4,723	14.0	Commercial Vehicles	2,889	2,598	11.2
2,405	2,138	12.5	Powertrain	1,219	1,137	7.2
(1,281)	(1,203)	—	Eliminations and other	(639)	(625)	—

13,880	11,816	17.5	Total Industrial Activities	7,580	6,526	16.2

1,000	1,014	-1.4	Financial Services	498	502	-0.8
(97)	(81)	—	Eliminations and other	(47)	(43)	—

14,783	12,749	16.0	Total	8,031	6,985	15.0

CNH INDUSTRIAL

Adjusted EBIT(1)(2) by Segment under EU-IFRS ($ million)

Six Months ended June 30,						Three Months ended June 30,
2018	2017	$ change	2018 adjusted EBIT margin	2017 adjusted EBIT margin		2018	2017	$ change	2018 adjusted EBIT margin	2017 adjusted EBIT margin
555	346	209	9.4%	6.9%	Agricultural Equipment	388	254	134	11.7%	9.2%
20	(43)	63	1.4%	(3.7)%	Construction Equipment	28	(3)	31	3.5%	(0.5)%
143	73	70	2.7%	1.5%	Commercial Vehicles	99	67	32	3.4%	2.6%
198	163	35	8.2%	7.6%	Powertrain	108	94	14	8.9%	8.3%
(131)	(75)	-56	—	—	Unallocated items, eliminations and other	(60)	(41)	-19	—	—

785	464	321	5.7%	3.9%	Total Industrial Activities	563	371	192	7.4%	5.7%

287	255	32	28.7%	25.1%	Financial Services	144	129	15	28.9%	25.7%
—	—	—	—	—	Eliminations and other	—	—	—	—	—

1,072	719	353	7.3%	5.6%	Total	707	500	207	8.8%	7.2%

(1)	Concurrently with the changes following the adoption of the new accounting standards, the Company reviewed the metrics on which the operating segments will be assessed. Starting in 2018, the Chief Operating Decision Maker began to assess segment performance and make decisions about resource allocation based upon Adjusted EBIT and Adjusted EBITDA.
(2)	This item is a non-GAAP financial measure. Refer to the “About this Press Release” and “Non-GAAP Financial Information” sections of this press release for information regarding non-GAAP financial measures.

CNH INDUSTRIAL N.V.

Other Supplemental Financial Information

(Unaudited)

CNH INDUSTRIAL

Adjusted EBITDA(1)(2) by Segment under EU-IFRS ($ million)

Six Months ended June 30,						Three Months ended June 30,
2018	2017	$ change	2018 adjusted EBITDA margin	2017 adjusted EBITDA margin		2018	2017	$ change	2018 adjusted EBITDA margin	2017 adjusted EBITDA margin
832	613	219	14.1%	12.2%	Agricultural Equipment	526	387	139	15.9%	14.0%
75	17	58	5.1%	1.5%	Construction Equipment	55	27	28	6.9%	4.2%
520	399	121	9.7%	8.4%	Commercial Vehicles	282	234	48	9.8%	9.0%
288	244	44	12.0%	11.4%	Powertrain	153	135	18	12.6%	11.9%
(130)	(75)	-55	—	—	Unallocated items, eliminations and other	(60)	(41)	-19	—	—

1,585	1,198	387	11.4%	10.1%	Total Industrial Activities	956	742	214	12.6%	11.4%

416	386	30	41.6%	38.1%	Financial Services	205	194	11	41.2%	38.6%
—	—	—	—	—	Eliminations and other	—	—	—	—	—

2,001	1,584	417	13.5%	12.4%	Total	1,161	936	225	14.5%	13.4%

(1)	Concurrently with the changes following the adoption of the new accounting standards, the Company reviewed the metrics on which the operating segments will be assessed. Starting in 2018, the Chief Operating Decision Maker began to assess segment performance and make decisions about resource allocation based upon Adjusted EBIT and Adjusted EBITDA.
(2)	This item is a non-GAAP financial measure. Refer to the “About this Press Release” and “Non-GAAP Financial Information” sections of this press release for information regarding non-GAAP financial measures.

CNH INDUSTRIAL

Key Balance Sheet data under EU-IFRS ($ million)

	June 30, 2018	March 31, 2018	December 31, 2017
Total Assets	48,912	49,809	50,798
Total Equity	6,971	6,664	6,684
Equity attributable to CNH Industrial N.V.	6,948	6,646	6,671
Net debt	(19,223)	(20,384)	(19,835)
Of which Net industrial debt(1)	(1,356)	(1,975)	(1,023)

(1)	This item is a non-GAAP financial measure. Refer to the “About this Press Release” and “Non-GAAP Financial Information” sections of this press release for information regarding non-GAAP financial measures.

CNH INDUSTRIAL N.V.

Other Supplemental Financial Information

(Unaudited)

CNH INDUSTRIAL

Net income reconciliation U.S. GAAP to EU-IFRS ($ million)

Six Months ended June 30,			Three Months ended June 30,
2018	2017		2018	2017
610	282	Net income in accordance with U.S. GAAP	408	236
		Adjustments to conform with EU-IFRS:
(21)	(64)	Development costs	5	(22)
513	26	Other adjustments(1)	510	16
(120)	8	Tax impact on adjustments(1)	(129)	(2)
(13)	(9)	Deferred tax assets and tax contingencies recognition	(9)	(5)

359	(39)	Total adjustments	377	(13)

969	243	Profit in accordance with EU-IFRS	785	223

(1)	In the three and six months ended June 30, 2018, this item includes the different accounting impact from the modification of a healthcare plan in the U.S.

CNH INDUSTRIAL

Total Equity reconciliation U.S. GAAP to EU-IFRS ($ million)

	June 30, 2018	December 31, 2017
Total Equity under U.S. GAAP	4,579	4,232
Adjustments to conform with EU-IFRS:
Development costs	2,388	2,477
Other adjustments	(84)	(112)
Tax impact on adjustments	(600)	(645)
Deferred tax assets and tax contingencies recognition	688	732

Total adjustments	2,392	2,452

Total Equity under EU-IFRS	6,971	6,684

Translation of financial statements denominated in a currency other than the U.S. dollar

The principal exchange rates used to translate into U.S. dollars the financial statements prepared in currencies other than the U.S. dollar were as follows:

	Six Months Ended June 30, 2018		At December 31, 2017	Six Months Ended June 30, 2017
	Average	At June 30		Average	At June 30
Euro	0.826	0.858	0.834	0.923	0.876
Pound sterling	0.727	0.760	0.740	0.795	0.771
Swiss franc	0.966	0.992	0.976	0.994	0.958
Polish zloty	3.487	3.751	3.483	3.942	3.703
Brazilian real	3.422	3.849	3.313	3.179	3.295
Canadian dollar	1.277	1.325	1.254	1.335	1.296
Argentine peso	21.559	28.200	18.840	15.694	16.476
Turkish lira	4.095	4.579	3.791	3.637	3.517

CNH INDUSTRIAL N.V.

Condensed Consolidated Income Statement(*)

For The Three and Six Months Ended June 30, 2018 and 2017

(Unaudited)

(EU-IFRS)

	Three Months Ended June 30,		Six Months Ended June 30,
($ million)	2018	2017(**)	2018	2017(**)
Net revenues	8,031	6,985	14,783	12,749
Cost of sales	6,461	5,684	11,998	10,477
Selling, general and administrative costs	588	558	1,158	1,074
Research and development costs	264	255	526	495
Result from investments:	23	29	44	48
Share of the profit/(loss) of investees accounted for using the equity method	23	29	44	48
Other income/(expenses) from investments	—	—	—	—
Gains/(losses) on the disposal of investments	—	—	—	—
Restructuring costs	7	10	10	23
Other income/(expenses)(1)	493	(17)	454	(32)
Financial income/(expenses)(2)	(186)	(151)	(306)	(292)

PROFIT/(LOSS) BEFORE TAXES	1,041	339	1,283	404
Income tax (expense)	(256)	(116)	(314)	(161)

PROFIT/(LOSS) FROM CONTINUING OPERATIONS	785	223	969	243

PROFIT/(LOSS) FOR THE PERIOD	785	223	969	243
PROFIT/(LOSS) FOR THE PERIOD ATTRIBUTABLE TO:
Owners of the parent	773	218	951	235
Non-controlling interests	12	5	18	8

(in $)
BASIC EARNINGS/(LOSS) PER COMMON SHARE(3)	0.57	0.16	0.70	0.17
DILUTED EARNINGS/(LOSS) PER COMMON SHARE(3)	0.57	0.16	0.70	0.17

Notes:

(*)	Concurrently with the changes following the adoption of the new accounting standards, CNH Industrial reviewed the metrics on which the operating segments will be assessed. Starting in 2018, the Chief Operating Decision Maker began to assess segment performance and make decision about resource allocation based upon Adjusted EBIT and Adjusted EBITDA. As a consequence, CNH Industrial no longer reports Trading Profit and Operating Profit on the face of the Income Statement.
(**)	2017 figures have been recast following the retrospective adoption, on January 1, 2018, of the updated accounting standard for revenue recognition (IFRS 15).
(1)	In the three and six months ended June 30, 2018, Other income/(expenses) includes the pre-tax gain of $527 million related to the modification of a healthcare plan in the U.S.
(2)	In the three and six months ended June 30, 2017, Financial income/(expenses) included the charge of $17 million related to the early redemption of all outstanding Case New Holland Industrial Inc. 7 7⁄8% Senior Notes due 2017.
(3)	In the three and six months ended June 30, 2018, basic and diluted earnings per common share include the positive impact of $399 million, net of taxes, of the pre-tax gain of $527 million related to the modification of a healthcare plan in the U.S. Excluding this impact, basic and diluted earnings per common share would have been $0.28 and $0.41, respectively.

This Condensed Consolidated Income Statement should be read in conjunction with the Company’s Audited Consolidated Financial Statements and Notes for the Year Ended December 31, 2017 included in the EU Annual Report. This Condensed Consolidated Income Statement represents the consolidation of all CNH Industrial N.V. subsidiaries.

CNH INDUSTRIAL N.V.

Condensed Consolidated Statement of Financial Position

As of June 30, 2018, December 31, 2017 and January 1, 2017

(Unaudited)

(EU-IFRS)

($ million)	June 30, 2018	December 31, 2017(*)	January 1, 2017(*)
ASSETS
Intangible assets	5,516	5,644	5,504
Property, plant and equipment	6,311	6,830	6,278
Investments and other financial assets:	591	631	554
Investments accounted for using the equity method	559	590	505
Other investments and financial assets	32	41	49
Leased assets	1,744	1,845	1,907
Defined benefit plan assets	25	28	5
Deferred tax assets(1)	966	982	997

Total Non-current assets	15,153	15,960	15,245

Inventories	7,142	6,453	5,729
Trade receivables	543	496	623
Receivables from financing activities	18,959	19,795	18,614
Current tax receivables	250	303	430
Other current assets	1,525	1,501	1,234
Current financial assets:	113	77	95
Current securities	—	—	—
Other financial assets	113	77	95
Cash and cash equivalents	5,217	6,200	5,854

Total Current assets	33,749	34,825	32,579

Assets held for sale	10	13	22

TOTAL ASSETS	48,912	50,798	47,846

EQUITY AND LIABILITIES
Issued capital and reserves attributable to owners of the parent	6,948	6,671	6,497
Non-controlling interests	23	13	10

Total Equity(1)	6,971	6,684	6,507

Provisions:	5,097	5,977	5,351
Employee benefits(1)	1,809	2,587	2,532
Other provisions	3,288	3,390	2,819
Debt:	24,427	26,014	25,434
Asset-backed financing	11,634	12,028	11,784
Other debt	12,793	13,986	13,650
Other financial liabilities	126	98	249
Trade payables	6,300	6,060	5,185
Current tax payables	168	86	229
Deferred tax liabilities	211	138	186
Other current liabilities	5,612	5,741	4,705
Liabilities held for sale	—	—	—

Total Liabilities	41,941	44,114	41,339

TOTAL EQUITY AND LIABILITIES	48,912	50,798	47,846

Notes:

(*)	2017 figures have been recast following the retrospective adoption, on January 1, 2018, of the updated accounting standard for revenue recognition (IFRS 15).
(1)	In the three months ended June 30, 2018, the provision for Employee benefits decreased by $527 million as a result of the modification of a healthcare plan in the U.S., with a corresponding reduction of $128 million in Deferred tax assets. As a consequence Total Equity increased by $399 million.

This Condensed Consolidated Statement of Financial Position should be read in conjunction with the Company’s Audited Consolidated Financial Statements and Notes for the Year Ended December 31, 2017 included in the EU Annual Report. This Condensed Consolidated Statement of Financial Position represents the consolidation of all CNH Industrial N.V. subsidiaries.

CNH INDUSTRIAL N.V.

Condensed Consolidated Statement of Cash Flows

For The Six Months Ended June 30, 2018 and 2017

(Unaudited)

(EU-IFRS)

	Six Months Ended June 30,
($ million)	2018	2017(*)
A) CASH AND CASH EQUIVALENTS AT BEGINNING OF PERIOD	6,200	5,854
B) CASH FLOWS FROM/(USED IN) OPERATING ACTIVITIES:
Profit/(loss) for the period	969	243
Amortization and depreciation (net of vehicles sold under buy-back commitments and operating leases)	606	585
(Gains)/losses on disposal of non-current assets (net of vehicles sold under buy-back commitments)	—	—
Other non-cash items	(2)	(4)
Loss on repurchase/early redemption of notes	—	17
Dividends received	46	35
Change in provisions	(663)	(22)
Change in deferred income taxes	31	(78)
Change in items due to buy-back commitments(1)	55	21
Change in operating lease items(2)	84	10
Change in working capital	(569)	(391)

TOTAL	557	416

C) CASH FLOWS FROM/(USED IN) INVESTMENT ACTIVITIES:
Investments in:
Property, plant and equipment and intangible assets (net of vehicles sold under buy-back commitments and operating leases)	(383)	(335)
Consolidated subsidiaries and other equity investments	—	(4)
Proceeds from the sale of non-current assets (net of vehicles sold under buy-back commitments)	6	2
Net change in receivables from financing activities	23	176
Change in current securities	—	—
Other changes	198	(105)

TOTAL	(156)	(266)

D) CASH FLOWS FROM/(USED IN) FINANCING ACTIVITIES:
Net change in debt and other financial assets/liabilities	(788)	(770)
Capital increase	—	11
Dividends paid	(238)	(165)
(Purchase)/sale of treasury shares	(134)	(16)
(Purchase)/sale of ownership interests in subsidiaries	—	—

TOTAL	(1,160)	(940)

Translation exchange differences	(224)	227

E) TOTAL CHANGE IN CASH AND CASH EQUIVALENTS	(983)	(563)

F) CASH AND CASH EQUIVALENTS AT END OF PERIOD	5,217	5,291

Notes:

(*)	2017 figures have been recast following the retrospective adoption, on January 1, 2018, of the updated accounting standard for revenue recognition (IFRS 15).
(1)	Cash generated by the sale of vehicles under buy-back commitments, net of the amounts included in Profit/(loss), is recognized under operating activities in a single line item, which includes changes in working capital, capital expenditure, depreciation and impairment losses. The item also includes gains and losses arising from the sale of vehicles subject to buy-back commitments before the end of the agreement and without repossession of the vehicle.
(2)	Cash from operating lease is recognized under operating activities in a single line item which includes capital expenditure, depreciation, write-down and changes in inventory.

These Condensed Consolidated Statement of Cash Flows should be read in conjunction with the Company’s Audited Consolidated Financial Statements and Notes for the Year Ended December 31, 2017 included in the EU Annual Report. This Condensed Consolidated Statement of Cash Flows represents the consolidation of all CNH Industrial N.V. subsidiaries.